SUMMARY OF THE RESOLUTIONS APPROVED BY THE ANNUAL SHAREHOLDERS’ MEETING OF EMPRESAS ICA, S.A.B. DE C.V., ON APRIL 18, 2012.

IV. DISCUSSION, APPROVAL AND AMENDMENT, IF ANY, OF THE REPORTS MENTIONED IN ITEMS I AND II. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given to the Report and the Opinion given by the Board of Directors and the Report of the Chief Executive Officer, in their entirety and in each of their parts.

SECOND.- Approval was given to the consolidated financial statements of the Company and its subsidiaries, to the legal entity financial statements of the Company for the year ending December 31, 2011, in their entirety and in each of their parts.

THIRD.- To annex to the Act of the Shareholders’ Meeting copies of the Reports and Opinions, as well as a copy of the audited consolidated and unconsolidated financial statements of the Company for the year ending December 31, 2011.

V.           ALLOCATION OF NET INCOME, INCREASE IN RESERVES, APPROVAL OF FUND FOR REPURCHASE SHARES, AND DECLARATION OF DIVIDENDS, IF ANY. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given for the allocation of net income of the year, the determination of the closing balances, in the form and under the terms proposed by the Board of Directors in accordance with the presentation of the Chairman of the Board.

SECOND.- Approval was given for setting the maximum amount of Ps. 1,850,000,000.00 (One billion, eight hundred fifty million pesos) for the acquisition of the Company’s shares, which corresponds to the amount of the Share Repurchase Reserve previously approved, and to authorize the Chief Executive Officer to the Company to use such amount, in the best interests of the Company, during the period starting with the date of this Meeting until the date of the shareholders’ meeting that will approve the 2012 results.

THIRD.- Approval was given of noting that the number of shares representing the fixed minimum social capital of the Company as of the end of 2011 was 34,878,292 shares.

VI.- DESIGNATION OR RATIFICATION, AS NEEDED, OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CHAIRMEN OF THE SPECIAL COMMITTEES. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given for a Board of Directors having seventeen members.

SECOND.- Approval was given to ratify Aaron Dychter Poltolarek, Salvador Alva Gómez, and  Melissa Boisson Portillo as Independent members of the Board of Directors and to ratify José Luis Guerrero Álvarez, Luis Horcasitas Manjarrez, and Carlos Benjamín Méndez Bueno as patrimonial members of the Board of Directors, all for the period commencing May 2012 through April 2013.

THIRD.- Approval was given to ratify Alberto Mulás Alonso, Fernando Flores y Pérez, Luis Rubio Freidberg, and Francisco Javier Garza Zambrano, as Independent members of the Board of Directors and to ratify Diego Quintana Kawage and Rubén Gerardo López Barrera as patrimonial members of the Board of Directors, all for the period commencing May 2012 through April 2014.

FOURTH.- Approval was given to ratify Elsa Beatriz García Bojorges, Margarita Hugues Vélez, and Fernando Ruíz Sahagún as Independent members of the Board of Directors and to ratify  Bernardo Quintana Isaac and Alonso Quintana Kawage as patrimonial members of the Board of Directors, all for the period commending May 2012 through April 2015.

FIFTH.- Ratification was given of the designations of Elsa Beatriz García Bojorges as Chair of the Audit Committee and of Fernando Flores y Pérez as Chair of the Corporate Practices, Finance, Planning and Sustainability Committee.

SIXTH.- Approval was given that the Board of Directors of Empresas ICA, S.A.B. de C.V. be made up as follows:

Bernardo Quintana Isaac
Fernando Flores y Pérez
Luis Rubio Freiberg
Francisco J. Garza Zambrano
Diego Quintana Kawage
Aarón Dychter Poltolarek
Salvador Alva Gómez
Melissa Boisson Portillo
Luis Horcasitas Manjarrez

José Luis Guerrero Álvarez
Elsa Beatríz García Bojorges
Alberto Mulás Alonso
Fernando RuÍz Sahagún
Alonso Quintana Kawage
Margarita Hugues Vélez
Carlos Benjamín Méndez Bueno
Ruben Gerardo López Barrera

SEVENTH.- The Directors so ratified will enjoy all the powers and be subject to all the obligations and responsibilities established by the Securities Market Law and the Bylaws of the Company.

VII.- DISCUSSION, APPROVAL, OR RATIFICATION, AS NEEDED, OF THE PROPOSAL TO PAY HONORARIUMS TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEES. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- To pay honorariums to the members of the Board of Directors, the Secretary and Pro Secretary of the Board, and the Secretary of the Committees in the amount of Ps. 44,000.00 (Forty-four thousand pesos) net, for every meeting they attend, whether of the Board of Directors or of the Special Committees. The honorarium amount will remain unchanged until modified by another Shareholders’ Meeting.

SECOND.- To pay an honorarium of US$ 250.00 (Two hundred fifty U.S. dollars) net, or its equivalent in pesos, to members of the Board of Directors who are not officers of the Company or its subsidiaries, for each hour that they dedicate exclusively to the affairs of the Company and to which they have been asked to attend by the Board of Directors or the Chief Executive’s Office, outside the regular meetings of the Board or the Committees, by means of the presentation of a report to the management of the work carried out.  The honorarium amount will remain unchanged until modified by another Shareholders’ Meeting.

VIII.           APPOINTMENT OF SPECIAL DELEGATES.

The shareholders unanimously approved the following resolution:

SOLE.- Rodrigo Antonio Quintana Kawage, Quirico Gerardo Seriñá Garza, Enrique Rubio Arenas, Daniel Fabián Núñez Durán, and Alejandro López Paredes were designated as Special Delegates, in order to formalize, acting severally or jointly, by means of partial or total protocols of the Acts of this Shareholders’ Meeting, before a Notary Public of their selection, to seek inscription in the Public Commercial Register, to issue certifications required in general or for any of the parts, as might be necessary.

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Rodrigo A. Quintana Kawage
Secretary of the Board of Directors
Empresas ICA, S.A.B. de C.V.